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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 AND ENDING 09/30/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Enterprise Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30301 Northwestrn Hwy., Ste 200
(No. and Street)

Farmington Hills MI 48334
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Norman A. Pappas 248-539-8282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

27725 Stansbury Farmington Hills MI 48334
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 31 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman A. Pappas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Enterprise Securities Company, as of September 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SELENA ROCKAFELLOW
Notary Public – State of Michigan
County of Oakland
My Commission Expires Mar 26, 2024
Acting in the County of Oakland

Signature

President / CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ENTERPRISE SECURITIES COMPANY

FINANCIAL STATEMENTS

SEPTEMBER 30, 2017

THE ENTERPRISE SECURITIES COMPANY

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Shareholder of
The Enterprise Securities Company

We have audited the accompanying statement of financial condition of The Enterprise Securities Company (the "Company") (a Michigan corporation) as of September 30, 2017, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of The Enterprise Securities Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Enterprise Securities Company as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of The Enterprise Securities Company's financial statements. The supplemental information is the responsibility of The Enterprise Securities Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY, LLP

Farmington Hills, Michigan
November 21, 2017

THE ENTERPISE SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2017

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	316,621
Commissions receivable		57,656
Refundable federal taxes		13,811
Refundable state taxes		4,004
Deferred income taxes		10,900
Total Current Assets	$	402,992

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions payable	$	51,890
Total Current Liabilities		51,890
STOCKHOLDER'S EQUITY		
Common stock - no par value		
Authorized - 60,000 shares		
Issued and outstanding - 1,000 shares		10,000
Retained earnings		341,102
Total Stockholder's Equity		351,102
Total Liabilities and Stockholder's Equity	$	402,992

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2017

REVENUE			
Sales commissions	$	1,394,790	
Private placement commissions		1,241,057	2,635,847
EXPENSES			
Commission expense	$	2,341,702	
Reimbursed operating expenses		236,712	
Professional fees		10,184	
Regulatory fees		12,747	2,601,345
INCOME FROM OPERATIONS			34,502
INTEREST INCOME			2,274
INCOME BEFORE INCOME TAX			36,776
INCOME TAX EXPENSE			
Current			2,989
Deferred			4,300
			7,289
Net Income			$ 29,487

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2017

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total
BALANCE - OCTOBER 1, 2016	1,000	$ 10,000	$ 311,615	$ 321,615
NET INCOME	—	—	29,487	29,487
BALANCE - SEPTEMBER 30, 2017	1,000	$ 10,000	$ 341,102	$ 351,102

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 29,487
Adjustments to reconcile net income to net cash used in operating activities	
Deferred income tax expense	4,300
Changes in operating assets and liabilities	
Commissions receivable	232,427
Prepaid federal and state taxes	(17,815)
Commissions payable	(13,503)
Federal income taxes payable	(18,752)
State income taxes payable	(3,977)
NET INCREASE IN CASH AND CASH EQUIVALENTS	212,167
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	104,454
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 316,621

See notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

The Company is a broker-dealer located in Farmington Hills, Michigan and is regulated by the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid instruments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash and money market funds. At various times during the fiscal year, the Company's cash in bank balances exceeded the federally insured limits. Management has deemed this as a normal business risk.

Commissions Receivable

Commissions receivable represent commission earned on security transactions, which are recorded on a trade date basis. Commissions receivable are stated at their earned amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Revenue Recognition

The Company receives commissions as compensation for the sales of mutual funds, private placements, annuities, and life insurance products.

Mutual funds, annuities and life insurance products revenues are recorded on a trade date basis. Private placements are recorded when the transaction is closed.

Securities and Exchange Commission rule 15c3-3 Exemption

The Company is not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). All customer transactions are cleared through other broker-dealers. The Company promptly forwards all funds of its customers received in connection with its activities to other broker-dealers. The Company does not maintain margin accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Customer Accounts

No client money is held in the Company's bank accounts or in escrow.

Income Tax

Income taxes are provided at the applicable rates based on items included in the determination of income for income tax purposes.

The Company's effective income tax rate is different than what would be expected if the Federal and state statutory rate were applied to income from continuing operations primarily because of expenses for financial reporting purposes that are not deductible for tax purposes.

Deferred income tax reflects the estimated future tax effect of temporary differences between the basis of assets and liabilities for financial reporting purposes and such basis measured by tax laws and regulations.

The deferred income tax asset results from the temporary difference in the reporting of commissions payable to the stockholder for financial statement purposes and for income tax purposes.

The Company evaluates income tax positions using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is more likely than not to be realized upon its ultimate settlement. At September 30, 2017, there were no uncertain tax positions that require an accrual.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness) and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At September 30, 2017, the Company had net capital as defined of approximately $271,165, which was approximately $266,165 in excess of its minimum required net capital of $5,000 at September 30, 2017. The Company's ratio of aggregated indebtedness to net capital was .19 to 1 at September 30, 2017.

NOTE 4 – RELATED PARTY TRANSACTIONS

Pursuant to Exchange Act Rule 17a-3 (a) (1) and (a) (2), a broker-dealer must make a record reflecting each expense incurred relating to its business and any corresponding liability, regardless of whether the liability is joint or several with any person and regardless of whether a third party has agreed to assume the expense or liability. The Company has an expense sharing agreement with an affiliate for a fixed percentage of operating expenses. Included in these expenses, is a month to month rental agreement for office space and equipment usage. The Company incurred $236,712 under this agreement as reimbursement of operating expenses for the year ended September 30, 2017.

Included in commission expense for the year ended September 30, 2017 is $2,150,302 of stockholder commissions. At September 30, 2017, commissions payable to the stockholder amounted to $51,890.

NOTE 5 – SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to September 30, 2017 through November 21, 2017, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

THE ENTERPRISE SECURITIES COMPANY
NET CAPITAL COMPUTATION
AS REQUIRED BY EXCHANGE ACT RULE 15c3-1
YEAR ENDED SEPTEMBER 30, 2017

Computation of net capital:		
Total capital	$	351,102
Nonallowable assets:		
Commissions receivable		45,822
Deferred and refundable income taxes		28,715
Total nonallowable assets		74,537
Net capital before haircuts on securities positions		276,565
Haircuts on securities		5,400
Net capital		271,165
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	266,165
Aggregate indebtedness	$	51,890
Ratio of aggregate indebtedness to net capital		**.19 to 1**

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in The Enteprise Securities Company's unaudited September 30, 2017 Part IIA amended FOCUS filing.

See notes to the financial statements

UHY LLP Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Shareholder of
The Enterprise Securities Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Enterprise Securities Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Enterprise Securities Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i), (the "exemption provisions") and (2) The Enterprise Securities Company stated that The Enterprise Securities Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Enterprise Securities Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Enterprise Securities Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of rule 15c3-3 under the Securities Exchange Act of 1934.

UHY, LLP

Farmington Hills, Michigan
November 21, 2017

PAPPAS
FINANCIAL

EXEMPTION REPORT
SEC Rule 17a-5d4

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- The Enterprise Securities Company is broker/dealer registered with the SEC and FINRA.
- The Enterprise Securities Company claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended September 30, 2017.
- The Enterprise Securities Company is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule of which the identity of the specific conditions are as follows:

    - The firm restricts its business to the sale of limited partnership/LLC, private placements, investment company shares and variable life insurance products.
    - The firm introduces transactions and accounts of customers or brokers or dealers to another registered securities broker/dealer on a fully disclosed basis
    - The firm will not directly or indirectly receive or hold securities or funds payable to itself or for customers.
    - The firm instructs its customers to make checks payable to the clearing broker/dealer, mutual fund, bank escrow agent or other appropriate third party.
    - The firm does not engage in any firm commitment underwritings.

- The Enterprise Securities Company has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of October 1, 2016 through September 30, 2017, without exception.
- The Enterprise Securities Company has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of October 1, 2016 through September 30, 2017.

The above statements are true and correct to the best of my and the Firms knowledge and belief.

Norman A. Pappas, President / CCO
The Enterprise Securities Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Sole Shareholder of
The Enterprise Securities Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2017, which were agreed to by The Enterprise Securities Company, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Enterprise Securities Company's compliance with the applicable instructions of Form SIPC-7. The Enterprise Securities Company's management is responsible for The Enterprise Securities Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2017, with the amounts reported in Form SIPC-7 for the year ended September 30, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (client prepared quarterly financial statements and net capital calculation), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (client prepared quarterly financial statements and net capital calculation supporting the adjustments), noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

UHY, LLP

Farmington Hills, Michigan
November 21, 2017

SIPC-7B
(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B
(34-REV 6/17)

For the fiscal year ended 9/30/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

42662 FINRA SEP
ENTERPRISE SECURITIES CO
30301 NORTHWESTERN HWY STE 200
FARMINGTON HILLS MI 48334-3278

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2f from page 2) $ 3

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (271)

D. Assessment balance due or (overpayment) <268>

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ <268>

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Enterprise Securities Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President / CCO
(Title)

Dated the 25 day of October, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	TOTAL REVENUE	AMOUNTS FOR APPLICABLE PERIODS: beginning 10/1/2016 and ending 12/31/2016	beginning 1/1/2017 and ending 9/30/2017
		Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,638,121 (the sum of both periods)	$ 411,289	$ 2,224,832
2b. Additions.			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above			
(2) Net loss from principal transactions in securities in trading accounts			
(3) Net loss from principal transactions in commodities in trading accounts			
(4) Interest and dividend expense deducted in determining item 2a			
(5) Net loss from management of or participation in the underwriting or distribution of securities			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities			
(7) Net loss from securities in investment accounts.			
Total additions			
2c Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		411,289	2224,598
(2) Revenues from commodity transactions			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions			
(4) Reimbursements for postage in connection with proxy solicitation			
(5) Net gain from securities in investment accounts			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)			
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income		$	$
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960)		$	$
Enter the greater of line (i) or (ii)			
Total deductions			
2d SIPC Net Operating Revenues		$	$ 2274
2e General Assessment at applicable rate for assessment period		$ @.0025	$ 3 @.0015
2f Total General Assessment add both columns.		$ 3 (to page 1, line 2.A.)	